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                                AMENDMENT TO THE

                        Automatic Reinsurance Agreement
                         Effective as of April 1, 2006

                                   -between-

                    METLIFE INSURANCE COMPANY OF CONNECTICUT
                                   ("Cedent")

                                     -and-

                        EXETER REASSURANCE COMPANY, LTD.
                                 ("Reinsurer")

This Amendment, effective January 1, 2014 (the "Effective Date"), is made by and between the Cedent and the Reinsurer as follows.

WHEREAS the Cedent and the Reinsurer entered into a Reinsurance Agreement effective as of April 1, 2006 (the "Reinsurance Agreement") under which Reinsurer assumes certain risks associated with variable annuity contracts (the "Reinsured Contracts"); and

WHEREAS the Reinsured Contracts include contracts that were issued to both contractholders resident in New York ("the NY Business") and contracts that were issued to contractholders resident outside New York; and

WHEREAS the Cedent intends to surrender its license to sell insurance in NY, and therefore reinsure 100% of the NY Business to Metropolitan Life Insurance Company ("MLIC") pursuant to an agreement between the Cedent and MLIC; and

WHEREAS the Cedent wishes to recapture the NY Business previously ceded under the Reinsurance Agreement since it will no longer be available to cede to the Reinsurer.

NOW THEREFORE, in consideration of the respective covenants and agreements hereinafter contained and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the parties agree as follows:

1) As of the Effective Date, Schedule A paragraph A is hereby deleted and replaced with the attached.

MICC Treaty #19100                     1



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2) As a terminal settlement for the recapture of the NY Business, the Reinsurer will pay the Cedent a Recapture Settlement Amount equal to the Statutory Reserve Credit taken by the Cedent with respect to reinsurance under the Reinsurance Agreement with respect to the NY Business on the day prior to the Effective Date. The parties will include the Recapture Settlement Amount in the Summary of Monetary Transactions for the month ending on the day prior to the Effective Date. Payment of the net amount due for the month, including the Recapture Settlement Amount, shall be remitted according to the settlement provisions in
Article VI.

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed in any number of counterparts, each of which shall be deemed an original, but all of which shall constitute one and the same agreement, on the dates indicated below.

METLIFE INSURANCE COMPANY OF CONNECTICUT

By:    /s/ Roberto Baron
       ----------------------------------
Name:  Roberto Baron
Title: Vice President
Date: 12/27/2013

EXETER REASSURANCE COMPANY, LTD.

By:    /s/ Roberto Baron
       ----------------------------------
Name:  Roberto Baron
Title: President
Date: 12/27/2013

MICC Treaty #19100                    2

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                                   SCHEDULE A
                          (AS AMENDED JANUARY 1, 2014)

                              PLANS OF REINSURANCE

A(i). Reinsurer's Share Effective April 1, 2006:

A Reinsurance Percentage equal to 100% of the Cedent's share of the business containing the Annual Step Up Minimum Death Benefit guarantees described in paragraph B of this Schedule and described in the Administrative Criteria in
Exhibit III.

A(ii). Reinsurer's Share Effective January 1, 2014:

A Reinsurance Percentage equal to 100% of the Cedent's share of the business containing the Annual Step Up Minimum Death Benefit guarantees described in paragraph B of this Schedule and described in the Administrative Criteria in
Exhibit III, excluding those contracts that were issued to contractholders resident in New York at time of issue.

MICC Treaty #19100                     3